UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ZORO MINING CORP.

________________________________________________________________________________

(Name of Issuer)

COMMON STOCK

________________________________________________________________________________

(Title of Class of Securities)

98977W201

______________________________________

(CUSIP Number)

SOCIEDAD GARESTE LIMITADA

Van Buren 208, Copiapo, Chile

Telephone:  (801) 788-4539

(01156)52 525-284

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

October 18, 2010

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the United States Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Names of Reporting Persons        SOCIEDAD GARESTE LIMITADA (the "Reporting Person")

         I.R.S. Identification Nos. of above persons (entities only)

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

(a) []

(b) []

Not applicable

3.      SEC Use Only:

4.      Source of Funds (See Instruction): Not Applicable (Disposition of Shares)

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):   []  Not applicable

6.      Citizenship or Place of Organization:      Chile

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:               2,767,000 common shares of common stock.

8.       Shared Voting Power:           Nil.

9.       Sole Dispositive Power:         2,767,000 common shares of common stock.

10.     Shared Dispositive Power:       Nil.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                      2,767,000 common shares of common stock.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  Not applicable.

13.      Percent of Class Represented by Amount in Row (11):                  9.7% (*)

14.      Type of Reporting Person (See Instructions):                                 CO.

Notes:

(*) Based on 28,401,536 common shares of the Issuer's common stock issued and outstanding as of September 15, 2010, as reported in the Issuer's Form 10-Q for the period ended July 31, 2010.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (the "Act").

ITEM 1.      SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is common stock, par value $0.00001 per share, of Zoro Mining Corp., a Nevada corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 3040 North Campbell Avenue #110, Tucson, Arizona 85719.

ITEM 2.      IDENTITY AND BACKGROUND

(a)      Name and background information

This Schedule 13D is being filed by Sociedad Gareste Limitada ("Gareste" or the"Reporting Person"), a corporation formed under the laws of Chile.

Harold Gardner is a Co-Managing Partner of Gareste and a 50% owner of Gareste.

Eduardo Esteffan is the other Co-Managing Partner of Gareste and a 50% owner of Gareste.

(Mr. Gardner, and Mr. Esteffan acting as executive officers, managing partners and control persons of Gareste are sometimes referred to herein as the "Control Persons").

(b)      Residence or Business Address

The address of the principal office of Gareste is Van Buren 208, Copiapo, Chile.

Mr. Gardner's principal business address is 3040 North Campbell Avenue #110, Tucson Arizona  85719.

Mr. Esteffan's principal business address is Van Buren 208, Copiapo, Chile.

(c)      Present Principal Occupation or Employment

The principal business of Gareste is minerals exploration facilitation and related administration.  Gareste is the designated operator of the Issuer in Chile.

Mr. Gardner's present principal occupation is as a businessman.  Mr. Gardner is Chief Operating Officer, VP Business Development and a director of the Issuer. Mr. Gardner also consults to the Issuer via his affiliate, Pro Business Trust, which has an address of 3040 North Campbell Avenue #110, Tucson, Arizona  85719.

Mr. Esteffan's present principal business is minerals exploration and administration.

(d)      Criminal Proceedings

During the past five years, neither Gareste nor, to Gareste's knowledge, any of its executive officers, directors or controlling persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)      Civil Proceedings

During the past five years, neither Gareste nor, to Gareste's knowledge, any of its executive officers, directors or controlling persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship

Gareste is a corporation formed under the laws of Chile.

Mr. Gardner is a U.S. citizen.

Mr. Esteffan is a citizen of Chile.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 2, 2009, Gareste acquired 7,770,000 shares of the Issuer's common stock at a deemed issuance price of $0.50 per share as consideration for the sale of certain mineral properties to the Issuer, pursuant to a transaction described in Gareste's Schedule 13D filed March 17, 2010.

On October 18, 2010, Gareste transferred an aggregate of 4,933,000 shares of the Issuer's common stock to various parties to settle certain debts and payment obligations at an aggregate deemed price of $1,115,000.

ITEM 4.      PURPOSE OF TRANSACTION

As described in Item 3 above, Gareste transferred an aggregate of 4,933,000 shares of the Issuer's common stock to various parties to settle certain debts and payment obligations.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge and belief, any of the Control Persons, has any current plans or proposals that relate to or would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by    Section 13 of the Investment Company Act of 1940;

(g)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

(a)     Beneficial Ownership

For the purposes of this Statement, the Reporting Person is reporting herein that as of October 18, 2010, the Reporting Person is the beneficial owner of an aggregate of 2,767,000 (or approximately 9.7%) of the Issuer's common stock.

(b)     Power to Vote or Dispose of Shares

For the purposes of this Statement, the Reporting Person is reporting herein that as of October 18, 2010, the Reporting Person has the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,767,000 (or approximately 9.7%) of the Issuer's common stock.

(c)     Transactions Within the Past 60 Days

As of October 18, 2010, and within the 60 day period prior thereto, except as reported herein, no transactions in involving the Issuer's equity securities had been engaged in by the Reporting Person, or to the best of the Reporting Person's knowledge or belief, by any of the Control Persons.

(d)     Certain Rights of Other Persons

As of October 18, 2010, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person or the Control Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Date the Reporting Person Ceased To Be Beneficial Owner of More Than 5% of the Issuer's Common Shares.

Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010

SOCIEDAD GARESTE LIMITADA

By: HAROLD GARNDER

HAROLD GARDNER

CO-MANAGING PARTNER